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                               February 14, 2024

       Cindy Tang
       Chief Financial Officer
       51Talk Online Education Group
       24 Raffles Place #17-04 Clifford Centre
       Singapore 048621

                                                        Re: 51Talk Online
Education Group
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response Dated
December 5, 2023
                                                            File No. 001-37790

       Dear Cindy Tang:

              We have reviewed your December 5, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information, page 4

   1. We note your response to prior comment 1 and reissue. Please revise your disclosure to acknowledge that
Chinese regulatory authorities could disallow your holding company structure, which would
likely result in a material change in your operations and/or a material change in the
value of your securities, including that it could cause the value of such securities to
significantly decline or become worthless. In this regard, we note that
                                                        Chinese regulatory
authorities could change the rules and regulations regarding foreign investment or ownership
in your industry at any time.
 Cindy Tang
FirstName LastNameCindy   Tang
51Talk Online Education Group
Comapany14,
February  Name51Talk
            2024       Online Education Group
February
Page 2 14, 2024 Page 2
FirstName LastName
Item 4. Information on the Company
A. History and Development of the Company, page 38

2. We note your response to prior comment 10. On page 39 of the 2022 Form 20-F, you reference "...the variable interest entities controlled by us, such as Dasheng Zhixing..."
         Please make comparable revisions to this statement, limiting any reference to control over the former VIEs to a clear description of the conditions you have satisfied for their consolidation under U.S. GAAP.
General

3. We note your responses to prior comments 8 and 11, particularly your references to "mainland China" throughout the proposed revised disclosure on pages 7, 21, 23, 25, and 29 of the 2022 Form 20-F. Please further revise your disclosure to prominently state as appropriate throughout the filing, including under Item 3, Item 5, and the summary of risk factors and risk factors sections, that the legal and operational risks associated with operating in mainland China also apply to operations in Hong Kong. Please contact Scott Stringer at 202-551-3272 or Joel Parker at
202-551-3651 if you have
questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Yilin Xu, Esq.